Fitbit, Inc.

405 Howard Street

San Francisco, California 94105

June 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ivan Griswold, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc. Registration Statement on Form S-1 (File No. 333-203941) originally filed May 7, 2015, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-37444) filed June 15, 2015

Ladies and Gentlemen:

Requested Date: June 17, 2015

Requested Time: 4:15 PM Eastern Time

Ladies and Gentlemen:

Fitbit, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or James D. Evans, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631 or, in his absence, Mr. Evans at (206) 389-4559.

Sincerely,

FITBIT, INC.

By:	/s/ James Park
James Park
President, Chief Executive Officer, and Chairman

cc:	William Zerella, Chief Financial Officer
Andy Missan, Vice President and General Counsel
Fitbit, Inc.

Cynthia C. Hess, Esq.

Jeffrey R. Vetter, Esq.

James D. Evans, Esq.

Fenwick & West LLP